EXHIBIT 99.42

News Release, regarding appointment of Dr. Eve Slater to the Board of Directors, announced January 20, 2005

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES NEW APPOINTMENT TO BOARD OF DIRECTORS

For Immediate Release:

       January 20, 2005

Vancouver, British Columbia - AnorMED Inc. announced today that Eve E. Slater M.D., has been appointed to AnorMED's Board of Directors. Dr. Slater is board certified in both internal medicine and cardiology and has extensive experience in the pharmaceutical industry, including 19 years in Senior Management at Merck Research Laboratories. Most recently, she was Assistant Secretary for Health (ASH) of the US Department of Health and Human Services, where she served as the Chief Health Policy Advisor to Secretary Tommy Thompson.

"We are very pleased that Dr. Slater has joined our Board. Her credentials as a public health advisor, clinician and senior corporate executive in the pharmaceutical industry will be invaluable. This is especially so as we advance AMD3100, our stem cell transplant drug candidate, into late stage development toward commercialization and AMD070, our HIV drug candidate, into Phase II trials," stated Dr. Michael Abrams, AnorMED's President and CEO.

Dr. Slater has a broad background in drug development with Merck. As Senior Vice President, Clinical and Regulatory Development of Merck Research Laboratories, she supervised worldwide regulatory activities for Merck medicines and vaccines including responsibility for numerous NDA submissions. Drugs approved during her tenure included major medicines to treat cardiovascular disease, hypertension, osteoporosis, asthma, arthritis, prostate disease, and vaccines for chicken pox and influenza. During her tenure at Merck she was responsible for the rapid approval of Crixivan to treat HIV infection.

Dr. Slater has also served on several committees focused on HIV. She was a member of the US Keystone National Policy Dialogue on HIV, a founding member of the Collaborative Forum for HIV Research, and was named to the NIH Office of AIDS Research Advisory Council. Dr. Slater is a Phi Beta Kappa graduate of Vassar College and an Alpha Omega Alpha graduate of Columbia University's College of Physicians and Surgeons.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company's four clinical products and research program focuses on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Over the course of 2005, AnorMED plans to initiate Phase III trials for AMD3100 in stem cell transplant. The Company also plans to initiate a Phase Ib/IIa trial for AMD070 in HIV patients. Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information:

Kim Nelson, Ph.D.

       Elisabeth Whiting, M.Sc.

Manager, Investor Relations

       Vice-President, Corporate Development & Communications

Office : (604) 532-4654

       Office : (604) 532-4667

e-mail: knelson@anormed.com

       e-mail : ewhiting@anormed.com